Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. (“Tableau” or the “Company”) by salesforce.com, inc.

Tableau Executive Social Media Post

The following social media post by Adam Selipsky, President and CEO of Tableau, was made available in connection with the transaction on June 12, 2019.

Adam Selipsky

1.	Fun as always to join @jimcramer on @MadMoneyOnCNBC. Really excited for @Tableau’s next chapter! https://tabsoft.co/31rPpTr Key Info: https://tabsoft.co/2XAwweM

Fun as always to join @jimcramer on @MadMoneyOnCNBC. Really excited for @Tableau’s next chapter! https://tabsoft.co/31rPpTr Key Info: https://tabsoft.co/2XAwweM 10:04 AM - 12 JUN 2019

GeekWire News Article

The following article by GeekWire, LLC was made available in connection with the transaction.

Inside ‘Salesforce HQ2’: Tableau CEO says rapid growth will continue in Seattle after $15.7B deal

By: Todd Bishop

There are no Salesforce signs in the lobby. The top floor hasn’t been converted into an Ohana room. And believe it or not, some of the products made in these brightly lit offices run not in the cloud but on regular old servers.

But if the Seattle region is poised to become Salesforce “HQ2,” as its co-CEO Marc Benioff proclaimed this week, then the place to be right now is the Tableau Software headquarters on the edge of the city’s Fremont neighborhood.

Tableau Software CEO Adam Selipsky sat down with GeekWire in his office overlooking the north shore of Lake Union on Tuesday afternoon, a day after Salesforce announced an agreement to acquire the Seattle-based data visualization company for $15.7 billion. It’s the biggest milestone yet in Tableau’s 16-year journey from bedroom startup to 4,200-person publicly traded company. And if the deal closes as planned next quarter, it will be the largest in Salesforce history.

Many of the integration details have yet to be worked out, and Selipsky declined to dish on the negotiations — even when we surprised him by figuring out the previously secret code name used by the companies during their talks.

But the former Amazon Web Services executive, who joined Tableau as CEO nearly three years ago, said he expects the combination of the companies to fuel the ongoing expansion of Tableau’s business and workforce.

“The intent is for the existing Salesforce business and the existing Tableau business, and therefore the joint overall business, to continue to grow rapidly,” Selipsky said. “And none of those businesses will be able to grow rapidly without continuing to grow our employee base rapidly. … I’m really excited for the growth. I think we’re all going to have a really fun ride.”

Continue reading for highlights from our conversation, edited for length and clarity.

Todd Bishop: What have the last two days and last few weeks been like for you?

Adam Selipsky: They’ve been tremendously exciting. I will confess, somewhat tiring, but mainly just filled with this excitement at seeing this combination really moving closer and closer towards actually happening. I think both companies felt such conviction about the strengths we can bring to customers and the opportunities we can bring to employees, and the impact we could have on our communities. We just kept getting more excited.

TB: What’s the biggest challenge you foresee in the integration of the companies?

Selipsky: I have no doubt there will be hard things. Any time you have to take something of this size and complexity … you know, Tableau is not a small company today. The good news is that I think everybody is going to really be eager and come at it with the right attitude. Salesforce has done about 60 of these, I believe, so I suspect they’ve learned a thing or two along the way about what works and what doesn’t work.

Something that I’m really excited about is just ensuring that all the employees on both sides are really excited about this and see the opportunity. I think it’s up to us to really make that clear. The initial reaction here has been really positive. It’s been really exciting to see. If we can continue to prove that that’s justified and that all these opportunities really exist, then we can make a better business for all of our customers. I think our employees will do amazing things.

TB: Tableau will continue to operate as an independent brand, with you as president and CEO, yet there’s also a discussion about ways to bring the products together. It seems like that, in and of itself, would be a difficult balance to strike, to remain independent at the same time you’re working with this other part of the company. How do you do that? Do you put people down there? Do they bring people up here? What does that look like?

Selipsky: Well, it’s still early, so I’m not sure we have all the answers. In fact, I’m sure we don’t have all the answers to that. There’s a lot of exciting possibilities about how to work together. We’ve talked about some of those, for example, on the product side. We don’t know the specifics of that. I don’t know what the product integration points are. I don’t know exactly which customers or which countries the sales collaboration is going to be most important. I’m really optimistic that everybody in both companies is really just going to come in with a learning attitude and a desire to figure out together, in a collaborative way, what’s going to work best.

At the end of the day, it’s all about making it work best for customers. As long as everybody remembers that our true north is making everything we do work for our customers, I suspect we’ll figure out good answers.

TB: One of the things that Marc Benioff said on the call with analysts seemed like a jab at your former employer, Amazon, when he said Salesforce will treat Seattle as its new second headquarters, HQ2. Did you hear it that way, too?

Selipsky: I didn’t hear anything as a jab. What I heard was what Marc and I have talked about, which is how exciting Seattle is as a place to have a tech company, a place to build, not only the tech talent, but marketing and sales and various [general and administrative] functions.

Salesforce has over a thousand people here. About half of our 4,200 worldwide employees are in the greater Seattle area. So now we’ve got an even bigger presence here. And I think we both plan to not only grow worldwide, but we plan to add a lot more people here in the greater Seattle area.

TB: What does it mean for Seattle to be Salesforce’s HQ2, in practical terms? Does it simply mean job growth or does it mean philanthropic and civic engagement?

Selipsky: I can’t tell you I have any details around that. I would say that we absolutely intend to add jobs in the greater Seattle area.

Tableau just opened up a brand new office about two weeks ago in Kirkland where we have several hundred people there, which is a beautiful building. I was just there this morning. It’s absolutely gorgeous. We continue to add people in Seattle and in our buildings in Fremont. And I know Salesforce intends to grow in the greater area, as well.

Salesforce has a great history of recognizing opportunity and investing in growth. If you look at their MuleSoft acquisition, which was a little bit over a year ago, there was a lot of hiring. Salesforce has a demonstrated history as well as a stated intention, in this case, of accelerating the business in many different ways.

In terms of philanthropy, we’re deeply committed, not only to giving back globally, but very much here in the Puget Sound region, and we work deeply on a whole variety of issues including homelessness here in Puget Sound, and are really committed to that. And I would be very surprised if Salesforce were anything but equally committed.

TB: There was a bit of a Twitter debate between one of the state legislators and one of the newspaper columnists yesterday over whether this equated to the loss of a headquarters, and whether that was a negative thing for the region.

TB: How would you weigh in on that?

Selipsky: I think it’s a positive for the region. I think that it’s been a pretty big story about how successful a local company has been. And I think that’s great for civic pride. It helps to continue to brand Seattle as an incredible place to be part of the technical community. I think stories like this help persuade entrepreneurs to start up and nurture businesses here. I think it helps persuade other companies to bring more jobs to the region. Particularly because of the particular meeting of the minds that we in Salesforce have that we’re all going to continue to invest and grow in this region. And particularly because Tableau is going to continue to operate independently under the Tableau brand. And, I think we’re going to continue to be strong, and I hope very positive corporate citizens here in the region.

TB: You are the first person that I’ve heard Marc Benioff say has convinced him of the value of traditional, on-premises software, because Tableau has a multitude of deployment models. One of them is the cloud, one of them is on-premises. And he said that you basically showed him that there’s value in that. Mr. “No Software” — you convinced him!

Selipsky: I mentioned collaboration, and I think that Salesforce, including Marc, quickly became really excited about the choice and flexibility that we offer our customers. That’s what’s exciting about it. There’s nothing exciting about deployment, per se.

TB: Oh, come on.

Adam Selipsky: But maybe I’m being judgmental. Marc and I talked about how some of our customers want to deploy on their own premises. Some customers want to deploy in the public cloud. And, by the way, some of those want AWS and some want Google Cloud and some want Azure, and then some want a fully managed SaaS offering. And we’re really the only significant analytics solution who provides the flexibility and choice to all of those as first-class citizens. And by the way, a lot of our customers don’t want one of those. They want to mix and match and do a couple of different things.

TB: You joined Tableau almost three years ago. You’ve taken the business through a transformation from traditional software licenses to subscriptions. Would this acquisition by Salesforce have been possible if not for that underlying, fundamental change in the business?

Adam Selipsky: Much of the software world is going to move to subscription models. It’s just better for customers. It’s essentially a risk-reduction program for customers, as opposed to paying up front, to simply pay for what you use in a given period. And so customers are going to push software providers that way, whether they like it or not. I happen to like it a lot because it makes us a better company. If you know your customers can leave you easily, it really forces you to sharpen your thinking about how to serve them well. And that helps make us the best company we can be. And that’s what I want to be. And if you think you have the best product and if you think you have the best people, then you should be willing to bet on yourself in a world where multiple companies offer subscriptions and customers do have choices. And we’re very willing to bet on ourselves.

Salesforce has had, obviously, a subscription model for a long time, and so I think they realized the power of that. And I have no doubt that the fact that so much of our business is subscription certainly creates a lot of synergies inside the way they think about the business. So we’re really pleased by how quickly our customers have adopted subscriptions. And we’re also really pleased by the rapidly growing enterprise business that we’ve been able to build over the past few years. And I think there’ll be a lot of collaboration and a lot of synergy in that business as well with Salesforce.

TB: Did you see Aaron Levie’s tweet, the Box CEO?

Adam Selipsky: I did not.

TB: Are there lessons for other entrepreneurs in the Tableau story?

Adam Selipsky: I think what team Tableau has done over 16 years has actually provided a lot of interesting lessons, one of which is, put your customers first. Tableau really set out to build an intuitive, self-service, beautiful analytics experience for customers. And “customers” meaning anyone. Our mission statement is we help people, and that means all people, see and understand data. And so I think really putting customers at the center of how you think about the world, not putting competitors at the center, not putting financial metrics at the center, but by putting customers at the center and then figuring out how to build a business around that, is not the only way to succeed, but a very powerful model for success.

I think another lesson is really stressing out about the small details of the customer experience. I mean, if you look at the way that engineers and designers and other folks at Tableau are really obsessed with small details of the customer experience and what that UI looks like and what the flows look like, the small details matter and create experiences that have just created the most incredible, passionate loyalty in our community. And I think that’s another lesson, which is if you can be really honest with customers and treat them honestly over a long period of time and build up credible experiences for them, you can generate enduring loyalty.

TB: Christian Chabot, the Tableau co-founder and former CEO, is still the chairman, and he pledged his shares in support of the deal. To what extent have you been talking with him about Salesforce and the acquisition, and getting his counsel, given his experience with the company?

Selipsky: Our co-founders, our entire board of directors, in addition to our executive team, all are very much in favor of this combination. They all got very excited quickly by the potential, not only for our customers, but for our employees and for our community. So everyone, including our co-founders, were really excited about it, supportive of this acquisition.

TB: What does this acquisition by Salesforce do for you competitively? You’ve got Microsoft with Power BI. Is this going to be a standoff here across Lake Washington between Tableau/Salesforce and Microsoft?

Adam Selipsky [laughs]: Pistols at dawn? … Well, first and foremost, I personally have always believed in the power of being incredibly customer focused, not particularly competitively focused. So I don’t think you want to be naive or blind to what your competitors are doing. But, I choose to focus 95 percent of my time on what we can do for customers, not on what competitors are doing.

That being said, I think that the capabilities, both the product side and sales and marketing, that we can bring to market as part of Salesforce, are really exciting and I think are going to give us a lot of strength versus any other competitor in the market. And, the ability to have the enterprise presence, the ability to have a broad array of technologies to look at and figure out which ones might work and be effective for customers inside the product.

Those are absolutely going to strengthen us competitively. And I think, yeah, we already have strong and consistent win rates against all competitors. This should help ensure we’re really competitive. But the reason we’ll be competitive is because we’ll have great solutions for customers, and that will cause them to want to choose us.

TB: Why was this acquisition code-named Project Tiburon?

Selipsky: [long pause]: I can’t comment on that.

TB: Do you know how I know that?

Selipsky: No.

TB: On a slide deck in the investor call yesterday, if you looked up into the browser tab, the title was Project Tiburon. First time you’ve heard that name or you’ve heard it before?

Selipsky: Again, I probably won’t go there.

TB: I was Googling like, “Does Marc Benioff live in Tiburon, California?” I was trying to figure out, was this where he made the text initially to get the acquisition rolling … I don’t know. Anyway, how’s that for observation?

Selipsky: That’s sleuthing. … I love attention to detail. Good for you.

TB: By the way, can you clear up how to pronounce the abbreviated plural of the visualizations that Tableau’s products create?

Selipsky: Vizzes.

TB: Not vizz-ies?

Selipsky: Correct.

TB: So Marc has a bit of work to do on that.

Selipsky: Marc has done, in all honesty, an amazing job of understanding what we do as a company. And how we talk about the company. He said, “see and understand data,” a lot yesterday.

TB: Yes he did.

Selipsky: And I really appreciate it. And, he’s done a great job. So if we need to clean up anything around the edges, that will be easy.

TB: Yeah, that’s minor in terms of integration issues.

TB: How would you describe your relationship with the major cloud providers? I know you have the ability for your customers to run on the public cloud, but then Tableau has also been making a bit of a cloud transition behind the scenes, too.

Selipsky: It’s back to this concept of customer choice and flexibility. And that’s right at the center of our vision, and we want to enable customers to run in all the environments that are important to them. So, both from a technical perspective, as well as from a business and go to market perspective, it’s our intention and hope to have strong relationships that our customers benefit from with all major cloud providers.

So for Tableau Online, which is our SaaS offering, that currently operates on AWS. Yeah, that’s the leading market share public cloud provider. And many of our customers are comfortable running that environment. So, at least for starters, we’ve chosen to run Tableau Online on AWS. And that’s really a decision which we would evaluate over time as demand dictated.

TB: Do you ever get asked if your history with AWS played a role in that decision to go with them?

Selipsky: That’s a very fair question. And the first Tableau Online pod was actually deployed on AWS a couple of weeks after I started in the company. I promise you I did not influence that decision; I barely figured out where the restrooms and fire escapes were after those first couple of weeks. So that decision was put in motion. And I will confess, I was in favor of our moving Tableau Online to the public cloud, and I think there are a lot of benefits for our customers of us operating in that fashion, so I was a big thumbs up on it, but did not initiate it.

TB: Put this in perspective: what does this moment mean for Tableau?

Selipsky: It’s really the next chapter for Tableau. The company was started in a bedroom and about six years ago went public on the New York Stock Exchange. Those are big milestones. And this is the next chapter. Each chapter has brought excitement, and possibility, and new and better outcomes for customers. I think this next chapter will bring all the same. I, and everyone else here, loves to learn, loves discovery, loves personal growth and change, and most of all, loves serving our customers, and seeing them succeed. And this next chapter really will accelerate our ability to do all those things.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.